

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

March 18, 2009

<u>Via Fax (508) 261-8062 and U.S. Mail</u>

John H. Masterson
Senior Vice President and General Counsel
Covidien Ltd.
15 Hampshire Street
Mansfield, MA 02048

> **Re:** **Covidien Ltd.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed March 11, 2009**
> **File No. 001-33259**

Dear Mr. Masterson:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Why did Covidien Ltd. move its tax residency to Ireland?, page 5</u>

1. Regarding your response to prior comment 7, please clarify how the change in tax residency relates to your plan to change your jurisdiction of incorporation. For example, we note that you mention the possible enactment of legislative and regulatory proposals under this heading as well as the next heading. Given your disclosure that you will remain an Irish tax resident even if the reorganization is not completed, it is unclear why you also need to change your jurisdiction of incorporation. If you need to change your tax residency <u>and</u> jurisdiction of incorporation to avoid the application of these possible proposals and take

advantage of the tax treaties mentioned in the third bullet on page 6, please make that clear.

Why do you want to change Covidien's place of incorporation . . .?, page 5

2.   Regarding your response to prior comments 8 and 10:

- We note the references to pending legislative and regulatory proposals applicable to companies domiciled "in countries like Bermuda." We note the similar references to companies incorporated "in certain jurisdictions outside the OECD or the European Union." Please revise to clarify to what categories of countries or jurisdictions these proposals relate. For example, do these countries or jurisdictions share similar attributes, such as location and regulatory structure? Also explain why you believe reincorporating in Ireland permits you to avoid the impact of these proposals. It is unclear from your disclosure why the United States proposals you mention do not treat Ireland as a country "like Bermuda"; and
- Explain the nature of the "various OECD and European Union proposals" mentioned on page 6. For example, do these proposals seek to limit tax treaty benefits or deny government contracts, similar to the proposals you say were introduced in the United States?

3.   We note your addition of a long, complex paragraph in response to prior comment 9. Given that you elect to highlight benefits in separate bullet points, you should highlight key risks in separate, clear bullet points.

Comparison of Rights, page 62

4.   Your response to prior comment 6 implies that changes will be made from your current charter and bylaws that are not required by Irish law and that you believe those changes are not material. If so, please tell us which changes will be made and why you believe those changes are not material.

5.   Please expand the disclosure added in response to prior comment 6 to clarify how each identified change is necessary under Irish law. Ensure that your disclosure makes clear how your only choice under Irish law is to impose the change; if Irish law merely permits – but does not require – the a change, please present each such change that is material as a separate proposal.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief